Hoth Therapeutics, Inc.

590 Madison Ave., 21st Floor

New York, NY 10022

April 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Hoth Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-278620

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hoth Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Friday, April 19, 2024, or as soon thereafter as possible.

Please notify Emily Mastoloni of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 896-0675 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

HOTH THERAPEUTICS, INC.

By:	/s/ Robb Knie
Name:	Robb Knie
Title:	Chief Executive Officer